Mail Stop 4561

May 21, 2008

Louis P. Huynh, Esq.
General Counsel and Corporate Secretary
Dot VN, Inc.
9449 Balboa Avenue, Suite 114
San Diego, California 92123

      Re: **Dot VN, Inc.**
             Amendment No. 2 to Registration Statement on Form S-1
             Filed on April 29, 2008
             File No. 333-146129

Dear Mr. Huynh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Selling Shareholders, page 55

1.   You represent that no selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer. However, on page 26 and elsewhere in the document, you characterize as a "finance expense" fees paid and stock warrants issued in connection with financing activities to Pali Capital, the placement agent in your February Financing, and Sausalito Capital Partners. Pali Capital is an apparent affiliate of several selling shareholders, and Sausalito Capital Partners is itself a selling shareholder. Furthermore, Pali Capital appears to be a registered broker dealer. In your response letter, provide us with a detailed explanation of the roles that each of these entities played in the financing transactions and explain the basis on which the amounts they received as "finance expenses" were computed. Please also revise your disclosure as necessary.

2.   In the table appearing in this section, the percentage of shares owned by Thomas Johnson and Dr. Lee Johnson before the offering differs materially from the corresponding percentage appearing in the beneficial ownership table on page 48. Please advise us as to this apparent discrepancy or revise your disclosure.

3. The percentage and amount of shares beneficially owned by Thomas Johnson and Dr. Lee Johnson before and after the offering in the table is identical. Similarly, the amount of shares beneficially owned by Louis Huynh before and after the offering is identical. While we understand that these individuals have entered into one year lock-ups with respect to their entire holdings, if you are registering the offer and sale of these shares, it would appear that the table should give effect to the registered transactions. Please advise as to your analysis.

4. We note your response to comment 8 of our letter dated April 10, 2008, regarding your registration for resale of shares issued to Mr. Weller subsequent to the initial filing of the registration statement. The release you cite in your response, Release No. 8828 (August 3, 2007), does not address the issue of whether the issuance and resale of specific shares should be considered as separate transactions or as a single transaction. As noted in our prior comment, please explain how this subsequent issuance to Mr. Weller did not involve any public offering when you had already filed the registration statement pursuant to which you now seek to register the resales of these shares. Rule 152 under the Securities Act would not seem to be applicable, given that, at the time of the issuance to Mr. Weller, you had already decided to make a public offering and filed a registration statement.

5. Please provide the date and counterparty with respect to the third-party transaction noted in footnote 26 to the table. Please also tell us when the counterparty acquired the subject shares.

Notes to Consolidated Financial Statements, page F-7

Note 7. Prepaid Warrant Expenses, page F-13

6. We note your response to comment 3 of our letter dated April 10, 2008. Please note that the scope of EITF 96-18 does not include the accounting for equity instruments either issued to a lender or investor who provides financing to the issuer. Tell us how management considered this scope definition when concluding on the accounting for the warrants provided to your placement agent in the February Financing. Note that debt issuance costs, which can include cash and/or equity securities, generally are incurred in connection with the issuance of debt securities or other short- or long-term borrowings. Paragraph 16 of APB Opinion No. 21 notes that issue costs should be reported in the balance sheet as deferred charges. Consider revising your "Prepaid warrant expense" caption heading to properly reflect the true nature of the warrants issued. Further, tell us how you considered the guidance in paragraphs 4 through 6 of Section A to Chapter 3 of ARB 43 when concluding that the warrants issued as a retainer fee meet the definition of a current asset.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (206) 260-0111
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC